Description of Capital Stock
The authorized capital stock of Harmonic Inc. (“we”, “us”, “our” or “Harmonic”) consists of 150,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value, 100,000 of which have been designated as Series A Participating Preferred Stock. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation, as amended, our amended and restated bylaws, and the certificate of designation of rights, preferences and privileges of Series A Participating Preferred Stock.
Common Stock
The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors (our “Board”) out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of Harmonic, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of our preferred stock. Holders of our common stock have no preemptive or conversion rights or other subscription rights. Our common stock is not subject to any redemption or sinking fund provisions. All of the outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences, and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of our preferred stock, as discussed below.
Preferred Stock
No shares of preferred stock are outstanding. Pursuant to our restated certificate of incorporation, as amended, our Board has the authority, without further action by the stockholders, to issue from time to time up to 5,000,000 shares of preferred stock in one or more series. Our Board may designate the rights, preferences, privileges, and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock.
Anti-Takeover Provisions
Certain provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of Harmonic by means of a tender offer, or the acquisition of control of Harmonic by means of a proxy contest or otherwise more difficult. These provisions, summarized below, are intended to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of us to negotiate with our Board. We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure Harmonic outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.
Delaware Anti-Takeover Law
We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved by our Board in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Other Provisions in Our Certificate of Incorporation and Bylaws
Our restated certificate of incorporation, as amended, and our amended and restated bylaws provide other mechanisms that may help to delay, defer or prevent a change in control or prevent changes in control of our management team. These include provisions:

•	authorizing blank check preferred stock, which could be issued by our Board, without additional stockholder approval, with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call, and bring business before, special meetings;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our Board;

•	controlling the procedures for conducting and scheduling of Board and stockholder meetings; and

•	providing our Board with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.
Transfer Agent and Registrar

Our transfer agent and registrar for common stock is Computershare Investor Services.

Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “HLIT.”